
Mail Stop 3030

November 9, 2015

<u>Via E-mail</u>
Thomas M. Rohrs
Chairman and Chief Executive Officer
Ichor Holdings, Ltd.
3185 Laurelview Ct.
Fremont, CA 94538

     Re: **Ichor Holdings, Ltd.**
              Amendment No. 1 to
              Draft Registration Statement on Form S-1
              Submitted October 23, 2015
              CIK No. 0001652535

Dear Mr. Rohrs:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Our Products and Services, page 77</u>

<u>Systems Integration, page 79</u>

1.   We note your disclosure in response to comment 16 and partially reissue the comment. Please clarify what types of modules you combine to make the final product you sell to your customers.

<u>Severance Obligations, page 101</u>

2.   Please reconcile the disclosure of your severance obligations under Mr. Hutson's offer letter and the letter's actual terms as expressed in Exhibit 10.17. Specifically, we note that the offer letter discussed severance for terminations occurring before June 30, 2012 and included a prorated amount of earned annual incentive bonus.

        You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

                                                Sincerely,

                                                /s/ Amanda Ravitz

                                                Amanda Ravitz
                                                Assistant Director
                                                Office of Electronics and Machinery

cc: Robert M. Hayward, P.C.